Exhibit 99.3

CONTROLS AND PROCEDURES

Within 90 days of the date of this report, an evaluation was conducted under the supervision and participation of Extendicare’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a — 14 (c) under the Securities and Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

No significant changes were made in the Company’s internal controls or were there other factors that could significantly affect these controls subsequent to the date of that evaluation.